Vanguard Energy Group, Inc.

601 Seafarer Circle, Suite 402

Jupiter, FL  33477-9053

VIA EDGAR
                                                   September 16, 2010

Jamie Kessel
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

    RE:  Vanguard Energy Group, Inc.
            Form 8-K -  Item 4.01
            File Number: 000-51422
            Filed: August 12, 2010 and Amendment No 1 filed on August 24, 2010 and Amendment No 2 filed September 1, 2010

Dear Jamie,

This correspondence is in reply to your letter dated September 1, 2010 and specifically your question number 1:

1. We reviewed your response to our comment four. Your response did not address our comment, thus the comment will be reissued. We note that you have not been able to obtain an Exhibit 16 letter from your former accountant. Please provide us with your basis for such statement. If your former accountant has refused to provide you with such letter, please revise to disclose this.

Answer:

We are unable to obtain an Exhibit 16 letter from Weiseneck, Andres & Company P.A. due to the fact that the firm was deregistered from the Public Company Accounting Oversight Board on April 22, 2008.  The client base of Weiseneck, Andres & Company was purchased by Fuoco Group, LLC on or about May 29, 2009.  Fuoco Group, LLC is not PCAOB registered and is unable to provide an Exhibit 16 letter.

Barney A. Richmond, Chairman of Vanguard Energy Group, Inc. and A Super Deal.com, Inc. spoke to John Archfield, Jr of the Division of Corporate Finance of the U.S. Securities and Exchange commission on August 26, 2010.   After discussing the situation regarding our accountants with Mr. Archfield, A Super Deal.com, SEC File Number 000-51419 was issued a no comment letter regarding our change of accountant 8-K filing filed August 11, 2010 and Amendment No 1 filed on August 24, 2010.  This letter is attached below.

Please feel free to contact Barney Richmond by email at barneyarichmond@msn.com.

Sincerely,

/s/ Barney A. Richmond
Barney A. Richmond
Chairman
Vanguard Energy Group, Inc.

/s/ Richard C. Turner
Richard C. Turner
Treasurer
Vanguard Energy Group, Inc.

attachment:   letter from John Archfield Jr., dated August 27, 2010

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Mr. Barney A. Richmond
Chairman and Chief Executive Officer
A Super Deal.com, Inc.
601 Seafarer Circle, Suite 402
Jupiter, FL 33477

Re: A Super Deal.com, Inc.
Item 4.01 Form 8-K
Filed August 11, 2010
File No. 0-51419

Dear Mr. Richmond:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

for John T. Archfield Jr.
Staff Accountant